UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 10, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Allogene Therapeutics, Inc.

File No. 333-227333 - CF# 36768

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Allogene Therapeutics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 14, 2018, as amended.

Based on representations by Allogene Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.8	through September 14, 2021
Exhibit 10.9	through September 17, 2021
Exhibit 10.10	through September 14, 2023
Exhibit 10.11	through September 14, 2021
Exhibit 10.12	through September 14, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary